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                                                                       EXHIBIT 5

                  GOLD ACQUISITION GROUP ANNOUNCES EXPIRATION
                      OF OFFER TO ACQUIRE OAK TECHNOLOGY

     SUNNYVALE, Calif. -- (BUSINESS WIRE) -- Dec. 21, 1998 -- Gold Acquisition Group announced today that its proposal to acquire all of the outstanding shares of Oak Technology, Inc. at a price of $4.50 per share had expired. The buyout offer had originally been made in a letter dated November 13, 1998 to the Oak Technology Board of Directors from David Tsang, Chairman and Chief Executive Officer of Oak Technology, on behalf of Gold Acquisition Group. Gold Acquisition Group was to be comprised of Mr. Tsang, Advanced Semiconductor Engineering, Inc. and H&Q Asia Pacific Growth Fund.

     In reaching the decision to allow the proposal to expire, Jason Chang, Chairman of Advanced Semiconductor Engineering, commented, "We continue to believe that the proposal put forward reflects a fair valuation for the company, especially given the difficult conditions that continue to exist in the market. Because of this, we are very disappointed that neither the Oak Technology Special Committee of its Board of Directors nor any of its advisors chose to discuss any part of our offer or its terms with any member of our group or our professional advisors prior to making its determination to reject it. In the coming days, we will evaluate the various alternatives available to us regarding our investment in Oak Technology. Although we have no present plans of this sort, we believe it appropriate to hold open our options regarding acquiring additional shares of Oak Technology stock or disposing of our current holdings of the stock. We may also have further communications with one or more other Oak Technology stockholders, employees of the company or members of its Board of Directors."